Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

Acorn Files Lawsuit Against Certain Former Directors Over Alleged Wrongdoing

SHANGHAI, China, February 14, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that the Company has filed a lawsuit with the Grand Court of the Cayman Islands (the “Cayman Court”) on December 1, 2016 against certain former directors of the Company, including Andrew Y. Yan and two others (collectively, the “Defendants”), over alleged breaches of fiduciary duties and misconduct and/or mismanagement.

The Company alleges that the Defendants breached their fiduciary duties and engaged in mismanagement of the Company’s business, including but not limited to wrongfully removing Mr. Robert W. Roche as the chief executive officer of the Company, exposing the Company to damages for breaches of contractual obligations, refusing to pursue valuable business opportunities and subjecting the Company to unnecessary severance costs resulting from the wrongful termination of certain Company employees. The relief sought by the Company in connection with the lawsuit consists of (i) initial monetary damage claims comprised of (x) US dollar denominated damages of approximately US$26,326,389.76, and (y) Renminbi denominated damages of approximately RMB 120,045,222 (equivalent to US$17,433,989.57utilizing a conversion rate of 0.1452 as of November 30, 2016)) (ii) costs and (iii) such further or other relief as the Cayman Court considers just.

Acorn’s action against the Defendants arises out of the previously disclosed dispute between two groups of the Company’s shareholders. Among other things, the dispute involved the improper removal of Mr. Robert W. Roche from his role as executive Chairman by our then-board of directors. In connection with various actions relating to the shareholder dispute, in March 2015, the Cayman Court found in favor of Acorn Composite Corporation (a company wholly owned by Mr Roche). Additional background and detail regarding the action and related events are included in the Company’s submissions with the U.S. Securities Exchange Commission (“SEC”), including Acorn’s 2015 Annual Report on Form 20-F and a Form 6-K to be submitted to the SEC and attaching a copy of this press release as an exhibit thereto. Each of these items are or will be located on the SEC’s website at www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.